Act: 1933
Section:
Rule: 144
Public Availability: 3/17/2008

NO ACT

DC
PE
3-17-08

08042796

March 17, 2008

Received SEC
MAR 17 2008
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated March 17, 2008

Based on the facts presented and the extraordinary circumstances surrounding the execution of the Merger Agreement between JPMorgan and Bear Stearns, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

The Division will not recommend enforcement action to the Commission if, without registration under Section 5 of the Securities Act or compliance with Rule 144 thereunder, (1) JPMorgan Chase and its Advisory Affiliates sell Securities issued by Bear Stearns and its affiliates that were held in client accounts prior to the time of execution of the Merger Agreement, and (2) Bear Stearns and its Advisory Affiliates sell Securities issued by JPMorgan Chase and its affiliates that were held in client accounts prior to the time of execution of the Merger Agreement. This no-action relief is: (1) available only for a period of up to 15 business days following the execution of the Merger Agreement; (2) limited to Securities that were otherwise freely transferable without registration prior to the execution of the Merger Agreement; (3) limited to Securities that are not held for the account of a person that was an affiliate of the relevant issuer prior to the execution of the Merger Agreement; and (4) limited to sales of Securities which may be required to enable the Advisory Affiliates to satisfy their fiduciary obligations to their clients.

This position is based solely on the facts and representations described in your letter, as well as the exceptional circumstances surrounding the Merger Agreement. Any different facts, representations or circumstances might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not represent any legal conclusion on the question presented.

Sincerely,

Thomas J. Kim
Chief Counsel and Associate Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2008

Mail Stop 3010

Meredith B. Cross
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue, NW
Washington, DC 20006

Re: JPMorgan Chase & Co

Dear Ms. Cross:

In regard to your letter of March 17, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

WILMERHALE

March 17, 2008

Meredith B. Cross

+1 202 663 6644 (t)
+1 202 663 6363 (f)
meredith.cross@wilmerhale.com

Securities Act of 1933, Section 5; Rule 144

Mr. Thomas J. Kim
Chief Counsel and Associate Director
Division of Corporation Finance
Securities and Exchange Commission
Room 3214, Stop 3010
100 F Street, N.E.
Washington D.C. 20549

Dear Mr. Kim:

We are writing on behalf of our client, JPMorgan Chase & Co., to request that the Staff of the Division of Corporation Finance concur in our request as set forth below.

The Agreement and Plan of Merger between JPMorgan Chase & Co. ("JPMorgan") and The Bear Stearns Companies Inc. ("Bear Stearns"), which was executed on March 16, 2008 (the "Merger Agreement"), contains provisions that may result in the two entities being deemed to be "affiliates" of each other for purposes of the registration requirements of the Securities Act of 1933, as amended. Prior to the time that JPMorgan Chase and Bear Sterns entered into their Merger Agreement, client accounts managed by the two entities and their investment advisory affiliates ("Advisory Affiliates"), including registered investment companies (RICs) and non-RIC advisory clients of each firm, held securities of the other firm and its affiliates. The securities involved may include common stock, debt securities, preferred securities, and other types of securities, as well as securities issued by affiliates of the firms ("Securities"). The staff should assume for purposes of the relief sought that prior to entering into the Merger Agreement, those Securities could be freely resold without registration or compliance with Rule 144 under the Securities Act.

As a result of entering into the Merger Agreement, questions could be raised as to whether Securities Act registration or Rule 144 compliance is necessary to enable the firms to publicly sell Securities for the accounts of their clients described above. Specifically, the Merger Agreement provides that, subject to certain continuing conditions, JPMorgan shall be entitled to direct the business, operations and management of Bear Stearns effective immediately. At the same time, the Advisory Affiliates owe fiduciary obligations to their clients, which may require them to sell Securities prior to the date of closing of the merger. As a result of the extraordinary circumstances surrounding the execution of the Merger Agreement and the immediate potential change from non-affiliate to affiliate status, neither JPMorgan nor Bear Stearns was able to take action to address the possible need to sell Securities in advance of the change in status from non-affiliate to affiliate.

Neither registration nor compliance with Rule 144 is practicable under the circumstances to enable JPMorgan Chase or Bear Sterns or their Advisory Affiliates to satisfy their fiduciary obligations to their clients, which may require them to sell Securities prior to the date of closing of the merger. As a result, the firms seek the Staff's concurrence that, subject to the limitations noted below, it will not recommend enforcement action to the Commission if, without registration under Section 5 of the Securities Act or compliance with Rule 144 thereunder, (1) JPMorgan Chase and its Advisory Affiliates sell securities issued by Bear Sterns and its affiliates that were held in client accounts prior to the time of execution of the Merger Agreement, and (2) Bear Sterns and its Advisory Affiliates sell securities issued by JPMorgan Chase and its affiliates that were held in client accounts prior to the time of execution of the merger agreement. The relief requested (1) would only be available for a period of up to 15 business days following execution of the merger agreement, (2) would be limited to Securities that were otherwise freely transferable without registration prior to the execution of the Merger Agreement, (3) would be limited to Securities that are not held for the account of a person that was an affiliate of the relevant issuer prior to the execution of the Merger Agreement, and (4) would be limited to sales of Securities which may be required to enable the Advisory Affiliates to satisfy their fiduciary obligations to their clients.

* *

Thank you very much for your assistance with this matter. Please telephone me if you have any questions concerning this matter.

Very truly yours,

Meredith B. Cross

cc: Travis Epes
JPMorgan Chase & Co.

END